

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

January 14, 2016

<u>Via E-mail</u>
Gina M. Jordan
President
USAA Acceptance, LLC
1105 North Market Street, Suite 1300
Wilmington, Delaware 19801

> **Re: USAA Acceptance, LLC**
> **Registration Statement on Form SF-3**
> **Filed December 21, 2015**
> **File No. 333-208659**

Dear Ms. Jordan:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form SF-3

General

1. Please confirm that the depositor and any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Refer to General Instruction I.A.2. of Form SF-3.

2. Please file your required exhibits with your next amendment, including the form of transaction agreements and the form of depositor certification. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for our review.

Form of Prospectus

Summary of Terms of the Notes

Review of Asset Representations, page 16

3. Please include a summary of the amount of asset representations reviewer fees and expenses. Refer to Item 1103(a)(3)(vi) of Regulation AB.

Originator, Sponsor, Seller and Servicer

Credit Risk Retention, page 48

4. We note that you have indicated in brackets on page 50 that you intend to provide certain additional disclosures in compliance with the risk retention rules. In your next submission of an amended registration statement, please revise the disclosure to include a description of the valuation methodology that you will use to calculate fair values, including key inputs and assumptions and other historical information. Please also disclose the method, including key inputs and assumptions, by which you will determine the range of bona fide estimates or specified prices, tranche sizes, or rates of interest of each tranche that will be used to determine the range of fair values. Your disclosure should include a summary description of the reference data set or other historical information used to develop the key inputs and assumptions disclosed including loss given default and default rates. Refer to Rule 4(c)(1)(i) of Regulation RR (17 CFR Part 246).

The Receivables Pool

The Bank's Delinquency, Loan Loss and Recovery Information, page 64

5. Please confirm that delinquent assets will not constitute 20% or more, as measured by dollar volume, of the asset pool as of the measurement date. Refer to General Instruction I.B.1(e) of Form SF-3.

Review of Pool Assets, page 66

6. We note your statement that a third party will assist in the review of the assets. Please confirm that, if you or an underwriter obtain a due diligence report from a third-party provider, for any offering occurring on or after June 15, 2015, you or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report you or the underwriter have obtained. See Section II.H.1 of the Nationally Recognized Statistical Rating Organizations Adopting Release (Release No. 34-72936).

Description of the Receivables Transfer and Servicing Agreements

Asset Representations Review

Delinquency Trigger, page 95

7.   Please revise your disclosure to incorporate a comparison against delinquencies that have been disclosed for prior securitized pools of the sponsor for the asset type in accordance with Item 1105 of Regulation AB. Refer to Item 1113(a)(7)(i) of Regulation AB.

Fees and Expenses for Asset Review, page 96

8.   We note your disclosure that "to the extent the Review Expenses remain unpaid [by the Bank] after 60 days, they will be payable out of amounts on deposit in the Collection Account…." Please revise your disclosure to explain when fees, expenses and indemnification of the Asset Representations Reviewer would not be paid by the Bank.

Asset Review, page 96

9.   We note that you do not indicate whether the Form 10-D information containing a summary of the findings and conclusion of an asset representations review will include receivable-level information or aggregated data. In light of the notice requirements set forth on page 94 under "Repurchase Obligations," that a noteholder wishing to request a repurchase must provide to the indenture trustee a written request that includes "details of the purported breach of an Eligibility Representation and the related receivable," please clarify what information noteholders will be provided relating to an alleged breach of representation or warranty in order to make a sufficient notice.

Dispute Resolution, page 97

10.   We note your disclosure that the indenture trustee will act at the direction of an investor to select mediation or arbitration. Please revise to clarify if the indenture trustee will continue to act at the direction of the investor during the mediation (or, in the case where an investor has selected arbitration, during the arbitration proceeding).

11.   We note that if both the owner trustee and the indenture trustee are requesting parties, then the indenture trustee shall have the right to make the selection of mediation or arbitration. Please revise to clarify here and in the prospectus how the indenture trustee will make that selection if more than one investor has directed the indenture trustee to make the repurchase request on their behalf.

12.   We note your disclosure that any mediation and arbitration "will be subject to certain confidentiality restrictions and additional terms which will not prevent disclosure of information required by any applicable securities law set forth in the sale and servicing

agreement." Please confirm to us that any restrictions will not infringe on the rights of noteholders to use the investor communication provision as required by General Instruction I.B.1(d) of Form SF-3.

13. We note that a requesting party may join in an existing mediation or arbitration with respect to a receivable if the mediation or arbitration has not yet concluded. Please revise to explain how such action will impact the rights and powers of the initial requesting party. For example, please explain how decisions related to the mediation or arbitration will be made between the initial requesting party and the newly joined requesting party.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Lulu Cheng at (202) 551-3811 or me at (202) 551-3262 with any questions.

Sincerely,

/s/ Arthur C. Sandel

Arthur C. Sandel
Special Counsel
Office of Structured Finance

cc: Michael J. Broker, USAA Acceptance, LLC
        Stuart M. Litwin, Mayer Brown LLP